SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 June 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1
Regulatory News Service Announcement, dated 29 June 2017

re: Additional Listing

29 June 2017

LLOYDS BANKING GROUP PLC - LISTING OF SHARES

Application has been made to the UK Listing Authority and the London Stock Exchange for a listing of 80,921,051 ordinary shares of 10p each in the capital of Lloyds Banking Group plc (the "Company").

The application for the listing of such ordinary shares is made in connection with the re-designation of the limited voting shares of the Company into ordinary shares (the "Re-designation"), which was approved by the Company's shareholders at the Company's annual general meeting on 11 May 2017.

Such ordinary shares will be admitted to trading on the London Stock Exchange and to the Official List following the Re-designation becoming effective. The holders of the limited voting shares will receive ordinary shares in the capital of the Company on a one for one basis. These shares will rank equally with the existing issued ordinary shares of the Company. Admission of such shares is expected on 3 July 2017.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 29 June 2017